Filed by Fifth Third Bancorp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Act of 1934
Registration Statement No. 333-147192

Subject Company: First Charter Corporation
Commission File No. 0-15829

April 30, 2008

Dear First Charter Corporation Shareholder:

As you know, Fifth Third Bancorp (“Fifth Third”), Fifth Third Financial Corporation (“Fifth Third Financial”) and First Charter Corporation (“First Charter”) have entered into an Amended and Restated Agreement and Plan of Merger dated as of September 14, 2007 pursuant to which First Charter would merge with and into Fifth Third Financial.

The merger has been approved by the shareholders of First Charter and all necessary state and federal regulatory agencies. The merger remains subject to the satisfaction or waiver of all other conditions contained in the merger agreement. The merger is currently anticipated to close on Friday, June 6, 2008.

In connection with the pending merger, you will have the right to elect to receive shares of Fifth Third common stock, cash or a combination of Fifth Third common stock and cash having a value of $31.00 for each share of First Charter common stock that you own. You should be aware that the merger agreement includes proration and allocation procedures in the event that First Charter shareholders elect to receive more Fifth Third shares than are available or more cash than available. Thus, under the proration and allocation procedures, it is possible that if you elect to be paid all in cash, you may receive a portion or all of your payment in Fifth Third common stock or that if you elect to be paid all in Fifth Third common stock, you may receive a portion or all of your payment in cash. Furthermore, it is possible that if you elect to receive a combination of both cash and Fifth Third common stock, you will receive a combination of merger consideration that differs from your election.

The election procedures you must follow to exchange your First Charter shares are explained in detail in the enclosed documents, which include:

1. Questions and Answers about Electing the Form of Merger Consideration You Wish to Receive;

2. Letter to Shareholders regarding the Election and Exchange of Common Stock of First Charter;

3. Form of Election, together with Instructions and Guidelines for Certification of Taxpayer Identification Number, if applicable, and;

4. Notice of Guaranteed Delivery.

We encourage you to read these documents carefully and make your election with respect to the consideration to be received in the merger by completing and returning the Form of Election and all stock certificates you hold before the deadline stated below. Please note that if you fail to return the election documents you will be treated as if you expressed no preference, in which case the merger consideration to be received will be determined by the Exchange Agent (defined below) depending on the amount of cash and shares elected by those First Charter shareholders who make an express election. Neither Fifth Third nor First Charter, nor their respective Boards of Directors, makes any recommendation to any First Charter shareholder as to whether to elect Fifth Third shares or cash in exchange for First Charter shares.

To assist us with this exchange, we have engaged Computershare Trust Company, N.A. to serve as exchange agent (the “Exchange Agent”) and First Charter has engaged Morrow & Co., LLC to serve as information agent. Representatives from Morrow & Co., LLC may contact you by phone to make sure you have received the election materials and to answer any questions you may have. If you need information or additional forms, please call Morrow & Co., LLC at (877) 807-8896.

In order for your election to be effective, the Exchange Agent must receive your properly completed election materials by 5:00 p.m., Boston, Massachusetts time, on Friday, May 30, 2008. If the election deadline is extended, then any new election deadline will be announced in a press release at least two business days in advance of the date of the last announced election deadline. Again, we encourage you to read carefully the enclosed materials and consult with your financial advisor.

Sincerely,
Kevin T. Kabat
President & CEO

Fifth Third has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus, that were mailed to First Charter shareholders are part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth Third are available free of charge by contacting Fifth Third at (513) 534-4546.

2

FIFTH THIRD/FIRST CHARTER MERGER

QUESTIONS AND ANSWERS ABOUT ELECTING THE FORM OF
MERGER CONSIDERATION YOU WISH TO RECEIVE

On January 18, 2008, the shareholders of First Charter Corporation (“First Charter”) approved the merger of First Charter with and into Fifth Third Financial Corporation, a wholly owned subsidiary of Fifth Third Bancorp (“Fifth Third”). In connection with the pending merger, you previously received the November 29, 2007 proxy statement/prospectus relating to the pending merger. We encourage you to read those materials carefully. The following are some frequently asked questions about your election regarding the type of merger consideration you could receive if the merger is completed. These frequently asked questions do not contain all of the information that is important to you, and we urge you to read carefully the instructions in the Form of Election. The merger remains subject to the satisfaction or waiver of all conditions contained in the merger agreement. The merger is currently anticipated to close on Friday, June 6, 2008. If you have additional questions about the proxy statement/prospectus or the election materials or need further assistance, please call Morrow & Co., LLC, the Information Agent, at (877) 807-8896.

The deadline for receipt of your Form of Election and stock certificates is 5:00 pm, Boston, Massachusetts time, on Friday, May 30, 2008. If the election deadline is extended, then any new election deadline will be announced in a press release at least two business days in advance of the date of the last announced election deadline.

1.	Why am I receiving these election materials and what do I need to do?

As described in detail in the proxy statement/prospectus, if the merger is completed, each outstanding share of First Charter common stock will be exchanged for cash, Fifth Third common stock or a combination of both. These election materials allow you to elect the form of merger consideration you wish to receive by completing and returning the enclosed documents as described below.

2.	What are my choices for the type of merger consideration that I will receive?

With respect to all of the shares of First Charter common stock that you own, you may elect to receive (i) $31.00 in cash for each share of First Charter common stock, (ii) such number of shares of Fifth Third common stock that have a value of $31.00 for each share of First Charter common stock or (iii) a combination of $31.00 in cash for some of your First Charter common shares and such number of shares of Fifth Third common stock that have a value of $31.00 for the rest of your First Charter common shares.

You may also express no preference with respect to the form of merger consideration you receive, in which case you could receive all shares of Fifth Third common stock, all cash or a combination of Fifth Third common stock and cash for your shares. If you do not make an election, you will be treated as if you expressed no preference. Regardless of the merger consideration elected, submitting the properly completed Form of Election along with all of your related certificates of First Charter common stock to Computershare Trust Company, N.A. (the “Exchange Agent”) will result in your receiving the merger consideration more quickly after the completion of the merger.

If you do not make a valid election by the election deadline, then following the merger the Exchange Agent will send you additional documents that you will have to complete and return with your First Charter stock certificates before you will receive any merger consideration.

3.	If I elect to receive Fifth Third common stock in whole or in part, how many shares will I get for each of my First Charter shares?

If you elect to receive Fifth Third common stock in whole or in part, you will receive such number of shares of Fifth Third common stock that have a value of $31.00 for each share of First Charter common stock that you own. The number of shares of Fifth Third common stock that you will receive will be determined based on the average reported closing price per share of Fifth Third common stock on the five trading days ending on the trading day immediately before the closing of the merger. For example: If the average closing price per share of Fifth Third common stock on the five trading days ending on the trading day immediately before the closing of the merger was $20.575, then the exchange ratio would equal 1.5067 ($31/$20.575). Thus, if you were to receive all of your merger consideration in Fifth Third common stock and you owned 100 shares of First Charter common stock, you would receive a statement indicating book entry ownership of 150 (1.5067 x 100) shares of Fifth Third common stock in addition to cash in the amount of $13.79 for the value of the remaining fractional .67 of a Fifth Third share.

4.	Am I guaranteed to receive the form of merger consideration I elect?

No. Fifth Third cannot guarantee that all First Charter shareholders will receive their election choices.

Your election of the form of merger consideration you wish to receive is subject to the limitation that the total merger consideration to be paid by Fifth Third will be approximately 70% in shares of Fifth Third common stock and approximately 30% in cash, but in no event more than 30% in cash. The merger agreement contains proration and allocation procedures to achieve this desired result. Accordingly, if First Charter shareholders in the aggregate elect to receive more than 70% of the merger consideration in Fifth Third stock or more than 30% of the merger consideration in cash, then due to proration you may not receive the merger consideration in the exact form that you elect.

Neither Fifth Third nor First Charter, nor their respective Boards of Directors, makes any recommendation to any First Charter shareholder as to whether to elect Fifth Third shares or cash in exchange for First Charter shares.

5.	What do I need to do to make a valid election?

In order to make a valid election and receive the merger consideration, (i) you must complete and sign the Form of Election in the space in the box on page 6 labeled “Shareholder(s) Sign Here”, (ii) you must complete and sign the Substitute Form W-9 (or if you are not a United States person for United States federal income tax purposes, the applicable Internal Revenue Service Form W-8) and (iii) the Form of Election along with the Substitute Form W-9 (or if you are not a United States person for United States federal income tax purposes the applicable IRS Form W-8) must be mailed or delivered with your share certificate(s) to the Exchange Agent, to either of the addresses set forth in question 9 below. In order to properly make an election, the Form of Election, along with your share certificate(s) and other required documents, must be received by the Exchange Agent prior to the election deadline (See question 6 below). Do not sign the back of your stock certificates. Delivery of First Charter common shares may also be made by book entry transfer to the Exchange Agent’s account at the Depository Trust Company, if applicable.

6.	What is the deadline for mailing my election?

To be effective, your Form of Election, properly completed, signed and accompanied by all related certificates of First Charter common stock and other required documents, must be received by the Exchange Agent no later than 5:00 p.m., Boston, Massachusetts time, on Friday, May 30, 2008 (unless extended).

7.	Where do I send my election forms?

Your election forms can be mailed to:	Or, your election forms can be sent via overnight courier to:
Computershare Attn: First Charter/Fifth Third P.O. Box 859208 Braintree, MA 02185-9208.	Computershare Attn: First Charter/Fifth Third 161 Bay Street Drive Braintree, MA 02184.

8.	Will I receive a stock certificate for any shares of Fifth Third common stock issued to me in the merger?

No. You will receive a Direct Registration Advice indicating book entry ownership of Fifth Third common stock.

9.	What are the benefits to book entry ownership?

If you hold a stock certificate, you alone are responsible for keeping it safe. If anything happens to it, you must spend time and money to replace it. With book entry ownership you do not have to worry about a certificate getting lost, stolen or damaged at home or in the mail, and filing a claim to replace it. In addition, if you hold a stock certificate, you must deliver the certificate to your broker/dealer if you want to sell these shares. Book entry ownership allows for quicker and more efficient transfers of stock. Owners of securities represented by book entry ownership receive all the information

2

and have the same rights as owners who hold a physical stock certificate without the drawbacks that result from holding physical certificates.

10.	Can I obtain a stock certificate if I want one?

Yes. If you would prefer a stock certificate for your Fifth Third common stock, following the completion of the merger you may request such a certificate by notifying the Exchange Agent by phone, mail or as otherwise set forth on your Direct Registration Advice.

11.	Am I required to turn in my First Charter common stock certificate(s)?

Yes. If the merger is completed you must turn in your First Charter common stock certificate(s) in order to receive your share of the merger consideration, regardless of any election that you make.

12.	What happens if the merger is not completed?

If the merger is not completed, the Exchange Agent will promptly return your First Charter common stock certificates to you.

13.	What taxpayer identification number should I provide to the Exchange Agent?

As the registered holder of First Charter common stock or as the last transferee or assignee, you are required to provide the Exchange Agent your social security number or employer identification number (See Instruction 7 on the Form of Election).

14.	If any of my First Charter common stock certificates have been lost, stolen or destroyed, what should I do?

You should contact First Charter’s transfer agent, Registrar and Transfer Company, at (800) 368-5948 for further instructions before submitting your election form. If you know that your First Charter common stock certificates have been lost, stolen or destroyed you should call Registrar and Transfer Company as soon as you receive your Form of Election. Replacing your stock certificates can take some time. To help avoid missing the election deadline you should call the Registrar and Transfer Company as soon as possible.

15.	What if I hold any of my shares of First Charter common stock with a broker, bank or other nominee?

You should promptly contact your broker, bank, or other nominee and follow their instructions as to the procedures for exchanging your shares of First Charter common stock.

16.	What if my First Charter stock certificates are not immediately available or time will not permit my First Charter stock certificates to be delivered to the Exchange Agent prior to the election deadline?

You may make an election without your First Charter stock certificates if you submit with your properly completed Form of Election, the Notice of Guaranteed Delivery included in this package and follow the instructions in that document. Please be aware that the Notice of Guaranteed Delivery will only provide you with three additional business days to submit your First Charter stock certificates to the Exchange Agent.

17.	How should I send in my First Charter common stock certificate(s)?

You may mail your First Charter common stock certificate(s) along with the signed Form of Election in the enclosed pre-addressed envelope. As an alternative, you may also deliver the certificates along with the signed Form of Election by overnight courier to the Exchange Agent at the addresses specified on the cover of the Form of Election.

18.	Should I insure my First Charter common stock certificate(s) if I mail them?

We strongly suggest that you send your stock certificates by registered or certified mail insured for 3% of the market value of the securities because you bear the risk of loss in delivering your First Charter common stock certificates.

3

19.	What do I do if I submit my First Charter stock certificates and the Form of Election, and then later decide to change my mind?

You may change or withdraw your election any time prior to the election deadline by sending a new Form of Election, properly completed and signed, to the Exchange Agent. However, the time to make a valid election is limited, so we encourage you to consider carefully your choice before sending in your materials. The Exchange Agent must receive any change in or withdrawals of your election by the election deadline for the change or withdrawal to be effective.

20.	How long will it take to receive my portion of the merger consideration?

Assuming that you properly complete the Form of Election and you surrender all your share certificates of your First Charter common stock by the election deadline, it will generally take approximately 14 business days from the date of completion of the merger for the Exchange Agent to process and mail your merger consideration to you. If there is any problem with your documentation once it reaches the Exchange Agent, the Exchange Agent will return your Form of Election to you with a letter of explanation. Your election will not be valid until any and all such problems with your documentation are resolved. If any problem with your Form of Election is not resolved prior to the election deadline, you will be treated as if you made no election, in which case you could receive all shares of Fifth Third common stock, all cash or a combination of Fifth Third common stock and cash for your shares. Certificates presented for exchange that require registration changes and/or lost certificate replacements are expected to take additional time.

21.	Will I receive any dividends payable on the Fifth Third common stock between the date of the merger and the date I exchange my First Charter common stock certificates for Fifth Third common stock?

Yes. You are entitled to any dividends declared by Fifth Third after the effective date of the merger but you will not receive payment of your dividends until your First Charter common stock is exchanged for Fifth Third common stock. At that time, subject to any applicable escheat or similar laws relating to unclaimed funds, you will receive a check (without interest) for any such dividends held pending the exchange of your First Charter common stock.

22.	Does Fifth Third have a dividend reinvestment plan?

Yes. Fifth Third common stock holders may reinvest their dividends into additional shares of Fifth Third common stock and/or make optional cash payments to increase their Fifth Third common stock investment each month under the Fifth Third Shareholder Direct Common Stock Purchase and Dividend Reinvestment Plan. Upon receipt of your new Fifth Third shares, please visit the Shareholder Information page of the Investor Relations area of the “about Fifth Third” section of our website at www.53.com or contact Computershare Investor Services, the Plan Administrator, at the number listed on your Direct Registration Advice.

23.	May I continue to trade my shares after I surrender my stock certificate(s)?

No. Once you submit your First Charter stock certificates with your Form of Election, you may no longer trade your shares of First Charter common stock unless you revoke your election before the election deadline.

NOTE:	PLEASE DO NOT TAKE THE ELECTION MATERIALS OR YOUR FIRST CHARTER STOCK CERTIFICATES TO ANY LOCAL BANK BRANCH. THEY CANNOT ACCEPT THESE MATERIALS OR CERTIFICATES.

For assistance, please call:
Morrow & Co., LLC
(877) 807-8896

Fifth Third has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus, that were mailed to First Charter shareholders are part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth Third are available free of charge by contacting Fifth Third at (513) 534-4546.

4

Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, Ohio 45263

April 30, 2008

TO: HOLDERS OF COMMON STOCK OF FIRST CHARTER CORPORATION

Re: Election and Exchange of Common Stock of First Charter Corporation

Fifth Third Bancorp (“Fifth Third”), Fifth Third Financial Corporation (“Fifth Third Financial”) and First Charter Corporation (“First Charter”) have entered into an Amended and Restated Agreement and Plan of Merger dated as of September 14, 2007 pursuant to which First Charter would merge with and into Fifth Third Financial (the “merger”).

The merger has been approved by the shareholders of First Charter and all necessary state and federal regulatory agencies. The merger remains subject to the satisfaction or waiver of all other conditions contained in the merger agreement. The merger is currently anticipated to close on Friday, June 6, 2008.

Exchange of First Charter Common Stock.  Assuming the satisfaction of all conditions pursuant to the terms of the merger agreement, each share of common stock of First Charter, no par value per share (“First Charter common stock”), issued and outstanding immediately prior to the effective time of the merger (other than certain shares held by Fifth Third and/or First Charter) will be automatically converted into the right on the part of the record holder to receive either cash or shares of common stock, no par value per share, of Fifth Third (“Fifth Third common stock”). For each of your shares of First Charter you will receive either $31.00 in cash (the “cash consideration”) or such number of shares of Fifth Third common stock that have a value of $31.00 (the “stock consideration”). All elections are subject to proration and allocation procedures to ensure that the total consideration paid by Fifth Third will be approximately 70% in shares of Fifth Third common stock and approximately 30% in cash, but in no event more than 30% in cash.

Each holder of shares of First Charter common stock should use the enclosed Form of Election to make an election with respect to the form of merger consideration to be received and to forward his or her certificate(s) representing shares of First Charter common stock to Computershare Trust Company, N.A. (the “Exchange Agent”) for exchange for either cash and/or Fifth Third common stock. You will not receive cash and/or shares of Fifth Third common stock until the merger has been completed. If the merger is not completed for any reason, your certificates will be returned to you.

Exchange Agent.  Computershare Trust Company, N.A. is acting as Exchange Agent for the merger.

Information Agent.  Morrow & Co., LLC is acting as Information Agent for the merger.

Election.  You must complete, sign and return the Form of Election (accompanied by your certificate(s) representing shares of First Charter common stock) in order to properly elect the form of consideration you wish to receive in the merger. You may elect to receive the following with respect to all shares of First Charter common stock held by you:

•	the cash consideration for each share of First Charter common stock;

•	the stock consideration for each share of First Charter common stock and cash in lieu of any fractional share; or

•	a combination of the cash consideration and the stock consideration.

You may also express no preference with respect to the merger consideration to be paid by Fifth Third, in which case the merger consideration to be received will be determined by the Exchange Agent depending on the amount of cash and shares elected by those First Charter shareholders who make an express election. Regardless of the merger consideration elected, submitting the properly completed Form of Election along with all related certificates of First Charter common stock to the Exchange Agent will result in your receipt of the merger consideration more quickly than if you wait until after the completion of the merger.

To be effective, the Form of Election, properly completed, signed and accompanied by all related certificates of First Charter common stock, must be received by the Exchange Agent no later than 5:00 p.m., Boston, Massachusetts time, on Friday, May 30, 2008 (the “Election Deadline”). If the Election Deadline is extended, then any new election deadline will be announced in a press release at least two business days in advance of the date of the last announced election deadline. If your Form of Election and related documents are not received by the Election Deadline, you will be treated as if you expressed no preference.

Exchange Procedure.  Cash and statements indicating book entry ownership of Fifth Third common stock to which holders of First Charter common stock are entitled (plus cash for any fractional share interest as set forth below) will be forwarded to such holders after completion of the merger and upon surrender of the certificate(s) representing shares of First Charter common stock owned by them to the Exchange Agent in accordance with the Form of Election and accompanying Instructions. For your convenience in surrendering your certificate(s), a return envelope is enclosed.

First Charter shareholders who receive shares of Fifth Third common stock as all or part of the merger consideration payable to them will receive statements indicating book entry ownership of Fifth Third common stock. If desired, those shareholders may request instead to receive a Fifth Third stock certificate by notifying the Exchange Agent by phone, mail or as otherwise set forth on the Direct Registration Advice after they have received it from the Exchange Agent.

Dividends.  Holders of First Charter common stock who are entitled to receive Fifth Third common stock will not be paid dividends declared on Fifth Third common stock to which they are entitled until the certificate(s) representing their shares of First Charter common stock have been duly surrendered for exchange for statements indicating book entry ownership of Fifth Third common stock in accordance with the Form of Election and accompanying Instructions. Upon exchange of First Charter common stock for Fifth Third common stock, a holder of First Charter common stock will be sent a check for any dividends (without interest) which may have accumulated on the shares of Fifth Third common stock to which he, she or it was entitled.

Fractional Share Provisions.  Only whole shares of Fifth Third common stock will be issued as a result of the merger. Thus, holders of First Charter common stock who are otherwise entitled to a fractional share of Fifth Third common stock will be entitled to receive from the Exchange Agent the cash value (without interest) of such fractional share interest. A First Charter shareholder would be entitled to a fractional share interest if the number of shares of First Charter common stock to be converted into Fifth Third common stock does not equal a whole number.

Pursuant to the merger agreement, the amount paid shall be equal to the fractional share interest multiplied by the average of the last sale price of Fifth Third common stock reported on the NASDAQ Global Select Market for the five (5) trading days preceding the closing of the merger. Such amount shall be paid to the former holder of First Charter common stock entitled to the fractional share interest, or his, hers or its designee, in accordance with the instructions in the boxes titled SPECIAL PAYMENT AND/OR ISSUANCE INSTRUCTIONS or SPECIAL DELIVERY INSTRUCTIONS on the Form of Election.

Lost Certificates.  Shareholders who have lost certificate(s) representing their shares of First Charter common stock should contact First Charter’s transfer agent, Registrar and Transfer Company at (800) 368-5948 for further instructions before submitting the Form of Election.

Other Questions.  All other inquiries should be directed to the Information Agent, Morrow & Co., LLC, at (877) 807-8896.

2

IMPORTANT

Complete and sign the Form of Election according to the
INSTRUCTIONS sheet and mail or with your First Charter
common stock certificate(s).

For your election to be effective, the Form of Election (accompanied by your
First Charter common stock certificate(s)) must be received by the Exchange Agent no later than 5:00 p.m., Boston, Massachusetts time, on Friday, May 30, 2008 (unless extended).

It is recommended that the transmittal of First Charter common stock certificates be made by registered mail, return receipt requested.

Fifth Third has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus, that were mailed to First Charter shareholders are part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth Third are available free of charge by contacting Fifth Third at (513) 534-4546.

3

To be effective, this Form of Election must be received by the Exchange Agent (identified below) no later than 5:00 p.m., Boston, Massachusetts time, on Friday, May 30, 2008 (unless extended), together with (1) the certificate(s) representing all common shares of First Charter Corporation to which this Form of Election relates or (2) a properly completed Guarantee of Delivery with respect to the certificate(s). Delivery of First Charter common shares may also be made by book entry transfer to the Exchange Agent’s account at the Depository Trust Company (“DTC”). See General Instruction 15.

FORM OF ELECTION

to accompany certificates representing
common shares, no par value per share, of
FIRST CHARTER CORPORATION
Please read and follow the accompanying instructions carefully and deliver to:

Computershare Trust Company, N.A., the Exchange Agent

by mail:	by overnight courier:
Computershare Attn: First Charter/Fifth Third P.O. Box 859208 Braintree, MA 02185-9208	Computershare Attn: First Charter/Fifth Third 161 Bay State Drive Braintree, MA 02184

For further information: Contact Morrow & Co., LLC, the Information Agent, at 470 West Avenue, Stamford, Connecticut 06902, (877) 807-8896, firstcharter.info@morrowco.com.

DESCRIPTION OF FIRST CHARTER COMMON SHARES SURRENDERED
Name(s) of Record Holder(s)
as Shown on the Certificate(s) and	Certificate(s) Being Surrendered
Address(es) of Such Record Holder(s)	(Attach Additional List if Necessary)
Number of Shares
Represented by Each
Certificate (or Covered
	Certificate	by a Guarantee of
	Number(s)	Delivery)

Total Shares

Pursuant to the Amended and Restated Agreement and Plan of Merger dated as of September 14, 2007 by and among Fifth Third Financial Corporation (“Fifth Third Financial”), Fifth Third Bancorp (“Fifth Third”) and First Charter Corporation (“First Charter”), and assuming the satisfaction of all conditions contained in the merger agreement, the undersigned hereby surrenders to the Exchange Agent the certificate(s) representing the common shares, no par value per share, of First Charter (the “First Charter common shares”) owned of record by the undersigned as set forth herein, and hereby elects, in the manner indicated below, to have the First Charter common shares evidenced by such certificate(s) converted into the right to receive for each First Charter common share:

(a) $31.00 in cash (the “cash consideration”), subject to proration and allocation procedures described in the proxy statement/prospectus dated November 29, 2007 (the “proxy statement/prospectus”), which was mailed to First Charter shareholders on or about December 3, 2007 (the “cash election”); or

(b) such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 (the “Fifth Third common stock”), plus cash in lieu of fractional shares (the “stock consideration,” and, together with the cash consideration, the “merger consideration”) (the “stock election”); or

(c) a combination of the cash consideration and the stock consideration (the “mixed election”).

The undersigned may also express no preference with respect to the merger consideration to be paid by Fifth Third after surrendering to the Exchange Agent the First Charter common shares owned of record by the undersigned. Regardless of the merger consideration elected, submitting this properly completed Form of Election along with all related certificates of First Charter common stock to the Exchange Agent will result in your receipt of the merger consideration more quickly than if you wait until after the completion of the merger.

If the undersigned does not mark one of the election boxes below, the undersigned will be deemed to have indicated no preference as to the receipt of cash consideration or stock consideration (a “non-election”), in which case the merger consideration to be received will be determined by the Exchange Agent depending on the amount of cash and shares elected by the First Charter shareholders who make an express election.

The undersigned understands that the election is subject to certain terms, conditions and limitations set forth in the merger agreement and described in the proxy statement/prospectus. A copy of the merger agreement is attached to the proxy statement/prospectus as Annex A. The merger agreement generally provides that, if the merger is completed, each share of First Charter common stock will be converted into the right to receive, according to each First Charter shareholder’s election, $31.00 in cash, without interest, or such number of shares of Fifth Third common stock, no par value, that have a value of $31.00, or a combination of cash and stock, as you may designate in this Form of Election. However, under the merger agreement, First Charter and Fifth Third have agreed that, regardless of the elections made by First Charter shareholders, the total consideration paid by Fifth Third will be approximately 70% in shares of Fifth Third common stock and approximately 30% in cash, but in no event more than 30% in cash. Therefore, the stock and cash elections that you make may be subject to proration and allocation procedures to preserve this requirement. As a result, you could receive cash or shares of Fifth Third common stock for greater or fewer First Charter shares than you specify in this Form of Election. If you elect no preference or if you fail to make a valid election, you may receive, in respect of those shares, cash, Fifth Third common stock, or a mix of cash and shares of Fifth Third common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other First Charter shareholders using the proration and allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus. A complete description of the merger and of the election and proration and allocation procedures is included in the proxy statement/prospectus. Please read the proxy statement/prospectus carefully. Holders of First Charter common shares are urged to read the merger agreement and the proxy statement/prospectus in their entirety before completing this Form of Election.

The undersigned understands that the definitive terms pursuant to which the merger will be effected in accordance with the merger agreement, including the amount and form of consideration to be received by holders of First Charter common shares, the effect of this Form of Election, and certain conditions to the consummation of the merger, are summarized in the proxy statement/prospectus and all of those definitive terms and conditions are set forth in full in the merger agreement. The undersigned also understands that different tax consequences may be associated with each of the election options, and the undersigned is aware that those consequences are summarized in general terms in the proxy statement/prospectus section entitled “Material Federal Income Tax Consequences”.

The undersigned hereby makes the following election for the undersigned’s First Charter common shares owned of record and surrendered herewith:

ELECTION

Check one of the boxes below:

☐	Cash Election: Exchange all shares of First Charter common stock for cash ($31.00 per share).
☐	Stock Election: Exchange all shares of First Charter common stock for such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 as determined by the conversion ratio, plus cash in lieu of any fractional shares.
☐	Mixed Election*
Shares of First Charter common stock converted into a cash payment of $31.00 per share.

           Shares of First Charter common stock converted into such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 as determined by the conversion ratio, plus cash in lieu of any fractional shares.

☐	No Preference**: No preference as to the receipt of either Fifth Third common stock or cash.

*	Please note that the total number of shares specified above should equal the total number of shares of First Charter common stock you own of record as shown on page 1.

**	If you do nothing, you will be treated as if you expressed no preference. Regardless of the merger consideration elected, submitting this properly completed Form of Election along with all related certificates of First Charter common stock to the Exchange Agent will result in the receipt of the merger consideration more quickly than if the exchange occurred after the completion of the merger.

The undersigned may be deemed to have made a non-election if, with respect to any First Charter common shares held thereby:

(a) None of the above elections is made; or

(b) More than one of the above elections is made; or

(c) The undersigned fails to follow the instructions on this Form of Election (including failure to submit share certificate(s), confirmation of a book entry transfer of the shares into the Exchange Agent’s account at DTC or a Guarantee of Delivery) or otherwise fails to properly make an election; or

(d) A completed Form of Election (including submission of the holder’s share certificate(s), confirmation of a book entry transfer of the shares at DTC or a Guarantee of Delivery) is not received by the Exchange Agent by 5:00 p.m., Boston, Massachusetts time on Friday, May 30, 2008 (the “Election Deadline”) (unless extended by Fifth Third and First Charter, which extension will be announced by a press release at least two business days in advance of the last announced election deadline); or

(e) The undersigned returns this Form of Election with a Guarantee of Delivery, but does not deliver the share certificate(s) representing the shares for which the election is being made, or such shares are not the subject of a confirmation of a book entry transfer of the shares into the Exchange Agent’s account at DTC, within three NASDAQ Global Select Market trading days after the Election Deadline.

In order to receive the merger consideration, (i) this Form of Election must be completed and signed in the space in the box on page 6 labeled “Shareholder(s) Sign Here”, (ii) the undersigned must complete and sign the Substitute Form W-9 (or if the undersigned is not a United States person for United States federal income tax purposes, the applicable Internal Revenue Service (“IRS”) Form W-8 as discussed under “Important Tax Information”) and (iii) this Form of Election along with the Substitute Form W-9 (or if the undersigned is not a United States person for United States federal income tax purposes the applicable IRS Form W-8 as discussed under “Important Tax Information”) must be mailed with the holder’s share certificate(s), or a Guarantee of Delivery to the Exchange Agent, to either of the addresses set forth above. Delivery of First Charter common shares may also be made by book entry transfer of the shares to the Exchange Agent’s account at DTC. In order to properly make an Election, the Form of Election, along with the holder’s share certificate(s), or a Guarantee of Delivery and other required documents, must be received by the Exchange Agent prior to the Election Deadline.

Each election is subject to the terms, conditions and limitations that have been set forth in the merger agreement, the instructions and terms herein and the proxy statement/prospectus, which was mailed to First Charter shareholders on or about December 3, 2007. By filing this Form of Election with the Exchange Agent, you are acknowledging that you have received the proxy statement/prospectus.

The undersigned hereby represents and warrants that the undersigned is, as of the date hereof, and will be, as of the effective time of the merger, the record holder of the First Charter common shares represented by the share certificate(s) surrendered herewith, with good title to those First Charter common shares and full power and authority (i) to sell, assign and transfer those First Charter common shares free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims, and (ii) to make the election indicated herein. The undersigned will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of those First Charter common shares. The undersigned hereby irrevocably appoints the Exchange Agent, as the true and lawful agent of the undersigned, to effect the exchange pursuant to the merger agreement and the instructions hereto. The undersigned hereby authorizes and instructs the Exchange Agent to deliver the certificate(s) covered hereby, and to receive on the undersigned’s behalf, in exchange for the First Charter common shares represented by such certificate(s), any check and/or any share(s) of Fifth Third common stock issuable to the undersigned. Furthermore, the undersigned authorizes the Exchange Agent to follow any election and to rely upon all representations, certifications and instructions contained in this Form of Election. All authority conferred or agreed to be conferred in this Form of Election is binding upon the successors, assigns, heirs, executors, administrators and legal representatives of the undersigned and is not affected by, and survives, the death or incapacity of the undersigned.

Record holders of First Charter common shares who are nominees must submit a separate Form of Election for each beneficial holder for whom that record holder is a nominee; provided, however, that at the request of Fifth Third, that record holder must certify to the satisfaction of Fifth Third that the record holder holds those shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for whom a Form of Election is submitted will be treated as a separate holder of First Charter common shares, subject to the provisions concerning joint elections.

          Special Payment and/or Issuance Instructions
                         (see Instructions 4 & 6)
To be completed only if the check is to be made payable to, and/or the statements indicating book entry ownership of Fifth Third common stock is to be issued in the name of, someone other than the record holder(s) of the First Charter common shares or the name of the record holder(s) needs to be corrected or changed.

Issue:     ☐ Shares     ☐ Check to:

    Name:
                         (Please Print)

 Address:

          (Include Zip Code)

(Tax Identification Number
or Social Security Number)

                      Special Delivery Instructions
                           (see Instructions 4 & 6)
To be completed only if the check is to be made payable to, and/or the share(s) of Fifth Third common stock are to be issued in the name of, the record holder(s) of the First Charter common shares but are to be sent to another person or to an address other than as set forth beneath the record holder’s signature on this Form of Election.

Check or share(s) of Fifth Third common stock to be delivered to:*

Name:
               (Please Print)

Address:

                                              (Include Zip Code)
*Please attach additional sheets if necessary.

Shareholder(s) Sign Here
(also complete Substitute Form W-9 below)

Please sign exactly as your name(s) appear(s) on your certificate(s). If this is a joint election, each person covered by this Form of Election must sign personally.

A check(s) or share(s) of Fifth Third common stock will be issued only in the name of the person(s) submitting this Form of Election and will be mailed to the address set forth beneath the person’s signature unless the Special Delivery or Special Payment and/or Issuance Instructions are completed.

(Signature(s) of Owner(s)-See Instruction 5)

Dated:

Social Security or other Tax Identification Number

If signature is by a person(s) other than the record holder(s) and in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other persons(s) acting in a fiduciary or representative capacity, please provide the following information. See Instruction 5.

Name:
(Please Print)

Capacity:

Address:

(Include Zip Code)
Daytime Telephone Number: (          )

Signature Guarantee
(if required by Instruction 4 or 6)
Apply signature guarantee medallion below

Dated:                      , 200

Name of eligible institution issuing Guarantee Note: In the event that the check and/or share of Fifth Third common stock is to be issued in exactly the name of the record holder as inscribed on the surrendered First Charter share certificate(s), the surrendered certificate(s) need not be endorsed and no guarantee of the signature on this Form of Election is required.

INSTRUCTIONS

This Form of Election is to be completed and submitted to the Exchange Agent prior to the Election Deadline by those holders of First Charter common shares desiring to make an election. Holders of First Charter common shares who do not complete and submit this Form of Election prior to the Election Deadline cannot make an election. They will be deemed to have made a non-election and will receive merger consideration based on the results of the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus. Until a record holder’s share certificate(s) or confirmation of a book entry transfer of the shares into the Exchange Agent’s account at DTC, is received by the Exchange Agent at either of the addresses (or the facsimile number solely with respect to a Guarantee of Delivery) set forth on the front of this Form of Election, together with any other documents the Exchange Agent may require, and until the same are processed for exchange by the Exchange Agent, the holder will not be deemed to have made a valid election and will be deemed to have made a non-election and will be allocated stock consideration and/or a check representing the cash consideration or check representing cash in lieu of fractional shares (if any) in exchange for the holder’s share certificate(s) depending on the elections made by other First Charter shareholders pursuant to the allocation procedures set forth in the merger agreement and described in the proxy statement/prospectus. No interest will accrue on the cash consideration or any cash in lieu of fractional shares. Holders of First Charter common shares receiving stock consideration will be entitled to any dividends or other distributions with respect to Fifth Third common stock which have a record date and are paid after the effective time of the merger.

1. Time in Which to Make an Election.  For an election to be validly made with respect to First Charter common shares owned by a holder, the Exchange Agent must receive, at either of the addresses set forth on the front page, prior to the Election Deadline, this Form of Election, properly completed and executed, and accompanied by the certificates representing such First Charter common shares, confirmation of a book entry transfer of the First Charter common shares at DTC contained in an “Agent’s Message” or by a Guarantee of Delivery. Any shareholder whose Form of Election and certificates (or confirmation of a book entry transfer of the First Charter common shares at the Exchange Agent’s account at DTC or Guarantee of Delivery) are not so received will be deemed to have made a non-election. In the event First Charter common shares covered by a Guarantee of Delivery are not received (or are not the subject of a confirmation of a book entry transfer of the First Charter common shares at the Exchange Agent’s account at DTC contained in an “Agent’s Message”) within three NASDAQ Global Select Market trading days after the Election Deadline, the holder thereof will be deemed to have made a non-election. As used herein, the term “Agent’s Message” means a message, transmitted by DTC, and received by, the Exchange Agent and forming a part of a book entry confirmation, which states that DTC has received an express acknowledgement from the DTC participant delivering the First Charter common shares, that such participant has received and agreed to be bound by this Form of Election and that Fifth Third may enforce such agreement against the participant.

2. Change or Revocation of Election.  Any holder of First Charter common shares who has made an election by submitting a Form of Election to the Exchange Agent may at any time prior to the Election Deadline change that holder’s election by submitting to the Exchange Agent a revised Form of Election, properly completed and signed, that is received by the Exchange Agent prior to the Election Deadline. Any holder of First Charter common shares may, at any time prior to the Election Deadline, revoke the election and withdraw the certificate(s) for the holder’s First Charter common shares deposited with the Exchange Agent by written notice to the Exchange Agent received prior to the Election Deadline. After the Election Deadline, a holder of First Charter common shares may not change the election and may not withdraw his or her certificate(s) unless the merger agreement is terminated.

3. Nominees.  Record holders of First Charter common shares who are nominees must submit a separate Form of Election for each beneficial owner for whom the record holder is a nominee; provided, however, that at the request of Fifth Third the record holder must certify to Fifth Third’s satisfaction that the record holder holds those First Charter common shares as nominee for the beneficial owner(s) thereof. Each beneficial owner for which a Form of Election is submitted will be treated as a separate holder of First Charter common shares.

4. Guarantee of Signatures.  No signature guarantee is required on this Form of Election if this Form of Election is signed by the record holder(s) of the First Charter common shares tendered herewith, and the shares(s) of Fifth Third common stock and/or the check, if applicable, are to be issued to that record holder(s) without any correction or change in the name of the record holder(s). IN ALL OTHER CASES, ALL SIGNATURES ON THIS FORM OF ELECTION MUST BE GUARANTEED. All signatures required to be guaranteed in accordance with these instructions must be guaranteed by a bank, broker or other institution that is a member of a Medallion Signature Guaranty Program. Public notaries cannot execute acceptable guarantees of signatures.

5. Signatures on Form of Election, Stock Powers and Endorsements.

(a) If this Form of Election is signed by the record holder(s) of the certificate(s) tendered hereby without any alteration, variation, correction or change in the name of the record holder(s), the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever. In the event the name of the record holder(s) needs to be corrected or has changed (by marriage or otherwise), see Instruction 6.

(b) If any First Charter common shares tendered hereby are held of record by two or more joint holders, each of the joint holders must sign this Form of Election.

(c) If this Form of Election is signed by the record holder(s) of the share certificate(s) listed and transmitted hereby, no endorsements of the certificate(s) or separate stock powers are required.

(d) If any surrendered First Charter common shares are registered in different names on several share certificates, it will be necessary to complete, sign and submit as many separate Forms of Election as there are different registrations of share certificates.

(e) If this Form of Election is signed by a person(s) other than the record holder(s) of the certificate(s) listed, the certificate(s) must be accompanied by appropriate stock powers, signed exactly as the name of the record holder(s) appears on the certificate(s). Signatures on the stock powers must be guaranteed. See Instruction 4.

(f) If this Form of Election or stock power(s) is signed by a person(s) other than the record holder(s) of the share certificate(s) listed and the signer(s) is acting in the capacity of trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or any other person(s) acting in a fiduciary or representative capacity, that person(s) must so indicate when signing and must submit proper evidence satisfactory to the Exchange Agent of authority to so act.

6. Special Payment and/or Issuance and Delivery Instructions.  Unless instructions to the contrary are given in the box entitled “Special Payment and/or Issuance Instructions” or the box entitled “Special Delivery Instructions,” the share(s) of Fifth Third common stock and/or the check to be distributed upon the surrender of First Charter common shares pursuant to this Form of Election will be issued in the name and mailed to the address of the record holder(s) set forth in the box entitled “Description of First Charter Common Shares Surrendered.” If the share(s) and/or check are to be issued in the name of a person(s) other than the record holder(s) or if the name of the record holder(s) needs to be corrected or changed (by marriage or otherwise), the box entitled “Special Payment and/or Issuance Instructions” must be completed. If the share(s) and/or check are to be sent to a person(s) other than the record holder(s), or to the record holder(s) at an address other than that shown in the box entitled “Description of First Charter Common Shares Surrendered,” then the box entitled “Special Delivery Instructions” must be completed. If the box entitled “Special Payment and/or Issuance Instructions” is completed, or the box entitled “Special Delivery Instructions” is completed other than for the sole purpose of changing the address of the record holder(s), the signature(s) of the person(s) signing this Form of Election must be guaranteed. See Instruction 4.

7. Substitute Form W-9.  Each exchanging First Charter shareholder is required to provide the Exchange Agent with the shareholder’s correct Taxpayer Identification Number (“TIN”), generally the shareholder’s social security or federal employer identification number, on the Substitute Form W-9, which is provided under “Important Tax Information” below, or, alternatively, to establish another basis for exemption from backup withholding. An exchanging shareholder must cross out item (2) in the Certification box of the Substitute Form W-9 if such shareholder is subject to backup withholding. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the exchanging shareholder to 28% federal income tax backup withholding on any reportable payments made to such shareholder. If the exchanging shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such shareholder should write “Applied For” in the space provided for the TIN in Part I of the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in Part I and the Exchange Agent is not provided with a TIN by the time of payment, the Exchange Agent will withhold 28% from any reportable payments made to such shareholder. An exchanging shareholder that is not a United States person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI, Form W-8IMY or W-8EXP, as applicable (which the Exchange Agent will provide upon request) signed under penalty of perjury, attesting to that shareholder’s exempt status.

8. Inadequate Space.  If there is inadequate space to complete any box or to sign this Form of Election, the information or signatures required to be provided must be set forth on additional sheets substantially in the form of the corresponding portion of this Form of Election and attached to this Form of Election.

9. Indication of Certificate Numbers and Shares.  This Form of Election should indicate the certificate number(s) of the certificate(s) representing the First Charter common shares covered hereby and the number of shares represented by each certificate.

10. Method of Delivery.  The method of delivery of all documents is at the option and risk of the holder of First Charter common shares. If delivery is by mail, the use of registered mail, with return receipt requested, properly insured, is strongly recommended. A return envelope is enclosed. It is suggested that this Form of Election be mailed to the Exchange Agent as soon as possible. Delivery of the documents will be deemed effective, and risk of loss and title with respect thereto will pass, only upon delivery of the materials to the Exchange Agent.

11. Payment.  Normally, a single check for any cash consideration will be issued to each holder. Holders participating in a joint election will also receive a single check for the holders’ First Charter common shares. The Exchange Agent will deliver any statements representing shares of Fifth Third common stock issuable to the undersigned First Charter shareholder registered in book entry form. As a result, if applicable, you will receive a physical statement evidencing book entry ownership of shares of Fifth Third common stock issued as part of the merger consideration. Holders of First Charter common stock whose shares are held by a broker or other nominee in “street name” also will receive physical statements representing the new shares of Fifth Third common stock registered in book entry form. Their accounts will be credited with the new shares in accordance with the procedures used by their broker or nominee.

12. Lost Certificates.  If your certificate(s) representing shares of First Charter common stock have been lost, stolen or destroyed, you should contact First Charter’s transfer agent, Registrar and Transfer Company at (800) 368-5948 for further instructions before submitting your Form of Election.

13. Non-Consummation of Merger.  Consummation of the merger is subject to the satisfaction of all conditions contained in the merger agreement. No payments related to any surrender of the certificates) will be made prior to the consummation of the merger, and no payments will be made to shareholders if the merger agreement is terminated. If the merger agreement is terminated, all elections will be void and of no effect and certificates submitted to the Exchange Agent will be returned as soon as practicable to the persons submitting them.

14. Voting Rights, Dividends and Dissenters’ Rights.  Holders of First Charter common shares will continue to have the right to vote and to receive all dividends paid on all First Charter common shares deposited by them with the Exchange Agent until the merger becomes effective.

15. Guarantee of Delivery.  Holders of First Charter common shares whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Exchange Agent or cannot complete the procedure for delivery of First Charter common shares by book entry transfer into the Exchange Agent’s account at DTC prior to the Election Deadline, may deliver their First Charter common shares by properly completing and duly executing a Guarantee of Delivery if (1) the Guarantee of Delivery is made by or through a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc. or by a commercial bank or trust company in the United States, (2) prior to the Election Deadline, the Exchange Agent receives a properly completed and duly executed Guarantee of Delivery form, as provided herein, together with a properly completed and duly executed Form of Election and any other documents required by the Form of Election; and (3) the certificates for all the First Charter common shares covered by the Guarantee of Delivery, in proper form for transfer (or confirmation of a book entry transfer of such First Charter common shares into the Exchange Agent’s account at DTC), are received by the Exchange Agent within three NASDAQ Global Select Market trading days after the Election Deadline. If the above requirements are not satisfied in a timely manner, the holder will be deemed to have made a non-election.

16. Construction.  All elections will be considered in accordance with the terms and conditions of the merger agreement.

All questions with respect to the Form of Election (including, without limitation, questions relating to the timeliness, effectiveness or revocation of any election) will be resolved by Fifth Third in its sole discretion and such resolution will be final and binding.

With the consent of Fifth Third, the Exchange Agent may (but is not required to) waive any immaterial defects or variances in the manner in which the Form of Election has been completed and submitted so long as the intent of the holder of First Charter common shares submitting the Form of Election is reasonably clear. Neither the Exchange Agent, Fifth Third nor Fifth Third Financial is under any obligation to provide notification of any defects in the deposit and surrender of any certificate(s) formerly representing First Charter common shares, nor shall the Exchange Agent, Fifth Third or Fifth Third Financial be liable for any failure to give any such notification.

17. Miscellaneous.  No fraction of a share of Fifth Third common stock will be issued upon the surrender for exchange of a certificate(s) for First Charter common shares. In lieu of fractional shares, an amount of cash determined under a formula set forth in the merger agreement will be paid by check.

18. Questions and Requests for Information.  Questions and requests for information or assistance relating to this Form of Election should be directed to Morrow & Co., LLC, as Information Agent, at (877) 807-8896. Additional copies of the proxy statement/prospectus and this Form of Election may be obtained by calling Morrow & Co., LLC, at the number below.

For Information Call Toll Free:
877-807-8896

The Exchange Agent is:
COMPUTERSHARE TRUST COMPANY, N.A.

IMPORTANT TAX INFORMATION

Each First Charter shareholder is required to provide the Exchange Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 below or otherwise establish a basis for exemption from backup withholding. If such shareholder is an individual, the TIN is generally such shareholder’s social security number. In addition to potential penalties, failure to provide the correct information on the Substitute Form W-9 may subject the exchanging shareholder to 28% federal income tax backup withholding on any reportable payments made to such shareholder. If the Exchange Agent is not provided with the correct TIN or an adequate basis for exemption, reportable payments made to such shareholder may be subject to backup withholding and the shareholder may be subject to a penalty imposed by the Internal Revenue Service.

Certain shareholders (including, among others, corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements. Exempt shareholders should indicate their exempt status on the Substitute Form W-9. A foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Internal Revenue Service Form W 8-BEN, Form W-8ECI, Form W-8IMY or W-EXP, as applicable (instead of a Substitute Form W-9), signed under penalties of perjury, attesting to such shareholder’s status as an exempt foreign person. Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements.

If backup withholding applies, the Exchange Agent is required to withhold 28% of any reportable payments made to the shareholder or other payee. Backup withholding is not an additional federal income tax. If the required information is furnished to the Internal Revenue Service in a timely manner, the federal income tax liability of persons subject to backup withholding may be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

Purpose of Substitute Form W-9

To prevent backup withholding on any payments that are made in connection with the merger to a shareholder that is a United States person, the shareholder is required to provide the Exchange Agent with (i) the shareholder’s correct TIN by completing the Substitute Form W-9 below, certifying (x) that the TIN provided on the Substitute Form W-9 is correct (or that the shareholder is awaiting a TIN), (y) that (A) the shareholder is exempt from backup withholding, (B) the shareholder has not been notified by the Internal Revenue Service that the shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (C) the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding, and (z) that such shareholder is a U.S. person (including a U.S. resident alien), or (ii) if applicable, an adequate basis for exemption. As indicated above, a shareholder that is a foreign person may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8BEN, Form W-8ECI, Form W-8IMY or W-EXP, as applicable (instead of a Substitute W-9), signed under penalties of perjury, attesting to such shareholder’s status as an exempt foreign person.

What Number to Give the Exchange Agent

The shareholder is required to give the Exchange Agent the TIN (e.g., social security number or employer identification number) of the record holder of the First Charter common stock tendered by this Form of Election. If the shares of First Charter common stock are in more than one name or are not in the name of the actual owner, consult the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional guidance on which number to report.

[This Page Intentionally Left Blank]

The Substitute Form W-9 BELOW must be completed and signed by each First Charter shareholder that is a United States person for United States federal income tax purposes. PLEASE PROVIDE YOUR SOCIAL SECURITY NUMBER OR OTHER TAXPAYER IDENTIFICATION NUMBER (“TIN”) AND CERTIFY THAT YOU ARE NOT SUBJECT TO BACKUP WITHHOLDING.

Substitute Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for TIN and Certification
Name:
Please check the appropriate box indicating your status: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Other	☐ Exempt from backup withholding
Address (number, street, and apt. or suite no.)
City, state, and ZIP code
Part I TIN
PLEASE PROVIDE YOUR TIN ON THE APPROPRIATE LINE AT THE RIGHT.
For most individuals, this is your number. If you do not have a number, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. If you are awaiting a TIN, write “Applied For” in this Part I, complete the “Certification of Awaiting Taxpayer Identification Number” below and see “IMPORTANT TAX INFORMATION”.
Social Security Number OR Employer Identification Number
Part II Certification
Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instruction — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here	Signature of U.S. person Date

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS, AND PLEASE SEE “IMPORTANT TAX INFORMATION”.

COMPLETE THE FOLLOWING CERTIFICATION IF YOU WROTE
“APPLIED FOR”
INSTEAD OF A TIN ON THE SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a TIN to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of all reportable payments made to me will be withheld.

Sign Here	Signature of U.S. person Date

GUIDELINES FOR CERTIFICATION OF
TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You) to Give the Payer — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” is the Internal Revenue Service.

Give the name and social
For this type of account:	security number of —

1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(l)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)

b. So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

5. Sole proprietorship or single-owner LLC	The owner(3)

Give the name
employer identification
For this type of account:	number of —

6. Sole proprietorship or single-member LLC	The owner(3)

7. A valid trust, estate, or pension trust	The legal entity(4)

8. Corporate or LLC electing corporate status on Form 8832	The corporation

9. Association, club, religious, charitable, education, or other tax-exempt organization	The organization

10. Partnership or multi-member LLC	The partnership

11. A broker or registered nominee	The broker or nominee

12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number, apply for one immediately. To apply for a SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for a TIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1 (800) TAX-FORM, or from the IRS Web Site at www.irs.gov.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding include:

1.	An organization exempt from tax under Section 501(a), an individual retirement account (IRA), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

2.	The United States or any of its agencies or instrumentalities.

3.	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

4.	A foreign government or any of its political subdivisions, agencies or instrumentalities.

5.	An international organization or any of its agencies or instrumentalities.

Payees that may be exempt from backup withholding include:

6.	A corporation.

7.	A foreign central bank of issue.

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9.	A futures commission merchant registered with the Commodity Futures Trading Commission.

10.	A real estate investment trust.

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.	A common trust fund operated by a bank under Section 584(a).

13.	A financial institution.

14.	A middleman known in the investment community as a nominee or custodian.

15.	A trust exempt from tax under Section 664 or described in Section 4947.

The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt recipients listed above, 1 through 15.

Then the Payment is
If the Payment is for	Exempt for

Interest and dividend payments	All exempt recipients except for 9
Broker transactions	Exempt recipients 1 through 13. Also, a person registered under the Investment Advisers Act of 1940 who regularly acts as broker

Exempt payees should complete a substitute Form W-9 to avoid possible erroneous backup withholding. Furnish your taxpayer identification number, check the appropriate box for your status, check the “Exempt from backup withholding” bar, sign and date the form and return it to the payer Foreign payees who are not subject to backup (withholding should complete an appropriate Form W-8 (in lieu of the Substitute Form W-9) and return it to the payer

Privacy Act Notice. Section 6109 requires you to provide your correct taxpayer identification number to payers who must file information returns with the IRS to report interest, dividends, and certain other income paid to you to the IRS. The IRS uses the numbers for identification purposes and to help verify the accuracy of your return and may also provide this information to various government agencies for tax enforcement or litigation purposes and to cities, states, and the District of Columbia to carry out their tax laws, and may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal nontax criminal laws and to combat terrorism. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)	Failure to Furnish Taxpayer Identification Number. If you fail to furnish your correct taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2)	Civil Penalty for False Information with Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

(3)	Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)	Misuse of Taxpayer Identification Number. If you disclose or use a taxpayer identification number in violation of federal law, you may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

FIRST CHARTER CORPORATION

NOTICE OF GUARANTEED DELIVERY

This Notice of Guaranteed Delivery or one substantially similar hereto must be used to make a valid election with respect to your shares of common stock of First Charter Corporation (“First Charter”), as set forth in the proxy statement/prospectus dated November 29, 2007 (the “proxy statement/prospectus”), and the accompanying Form of Election and the instructions thereto (collectively, the “Form of Election”), if (1) your stock certificate(s) representing shares of First Charter common stock are not immediately available, (2) you cannot complete the procedure for book entry transfer on a timely basis or (3) you cannot deliver the certificate(s) and all other required documents to Computershare Trust Company, N.A. (the “Exchange Agent”) prior to 5:00 p.m., Boston, Massachusetts time on Friday, May 30, 2008, the election deadline. If the election deadline is extended, then any new election deadline will be announced in a press release at least two business days in advance of the date of the last announced election deadline. You may deliver this Notice of Guaranteed Delivery by overnight courier or mail to the Exchange Agent as set forth below and it must be received by the Exchange Agent on or before the election deadline. See “Mailing Instructions” in the Form of Election for further information.

TO: COMPUTERSHARE, EXCHANGE AGENT

If delivered by Mail, to:	If delivered by Overnight Delivery:	For Eligible Institutions only:
Computershare	Computershare	By Fax: (781) 930-4942
Attn.: First Charter/Fifth Third	Attn.: First Charter/Fifth Third	Confirmation of fax:
P.O. Box 859208	161 Bay State Drive	(781) 930-4900
Braintree, MA 02185-9208	Braintree, MA 02184

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE TO A NUMBER OTHER THAN THE ONE LISTED ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures, if a signature on a Form of Election is required to be guaranteed by an “Eligible Institution” under the instructions thereto.

Ladies and Gentlemen:

I hereby acknowledge that if the shares of First Charter common stock listed below are not delivered to the Exchange Agent by 5:00 p.m., Eastern time on the third NASDAQ Global Select Market trading day after the election deadline (as set forth in the Form of Election), the Exchange Agent may deem that I have not made an election with respect to such shares.

I hereby tender to the Exchange Agent the shares of First Charter common stock listed below, upon the terms of and subject to the conditions set forth in the proxy statement/prospectus and the related Form of Election, including the instructions thereto, receipt of which I hereby acknowledge, pursuant to the guaranteed delivery procedures set forth in the proxy statement/prospectus, as follows:

Certificate Nos.	Number of Shares

The Book Entry Transfer Facility Account Number (if the shares of First Charter common stock will be delivered by book entry transfer)	Sign Here

Account Number	Signature(s)

Number of Shares	Number and Street or P.O. Box

Dated:
City, State, Zip Code

[Guarantee on following page.]

2

GUARANTEE

The undersigned, a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program guarantees delivery to the Exchange Agent of certificates representing the shares of First Charter common stock listed above, in proper form for transfer or delivery of such shares of First Charter common stock pursuant to procedures for book entry transfer, in either case with delivery of a properly completed and duly executed Form of Election (or manually signed facsimile thereof) and any other required documents, no later than 5:00 p.m., Eastern time on the third NASDAQ Global Select trading day after the election deadline.

Firm Name (Print)
Authorized Signature
Address
City, State, Zip Code
Name
Title
Area Code and Telephone Number

Date          ,

DO NOT SEND CERTIFICATE(S) OR ANY OTHER REQUIRED DOCUMENTS WITH THIS FORM. THEY SHOULD BE SENT WITH THE FORM OF ELECTION TO THE EXCHANGE AGENT (UNLESS A BOOK ENTRY TRANSFER FACILITY IS USED).

3

FIRST CHARTER CORPORATION

ELECTION AND EXCHANGE OF COMMON STOCK

April 30, 2008

To Brokers, Dealers, Commercial Banks,
  Trust Companies and Other Nominees:

On September 14, 2007, First Charter Corporation (“First Charter”) entered into an Amended and Restated Agreement and Plan of Merger with Fifth Third Bancorp (“Fifth Third”) and Fifth Third Financial Corporation (“Fifth Third Financial”) pursuant to which First Charter will merge with and into Fifth Third Financial. The merger has been approved by the shareholders of First Charter and all necessary state and federal regulatory agencies. The merger remains subject to the satisfaction or waiver of all other conditions contained in the merger agreement. The merger is currently anticipated to close on Friday, June 6, 2008.

In connection with the pending merger, First Charter shareholders will have the right to elect either:

•	$31.00 in cash (which is referred to as the “cash consideration”) for each share of First Charter common stock that they hold;

•	such number of shares of Fifth Third common stock that have a value of $31.00, plus cash in lieu of any fractional share, (which is referred to as the “stock consideration”) for each share of First Charter common stock that they hold;

•	a combination of the cash consideration and the stock consideration (which is referred to as a “mixed election”); or

•	no preference with respect to the receipt of the cash consideration or the stock consideration (which is referred to as a “non-election”), in which case the merger consideration to be received will be determined by Computershare Trust Company, N.A. (the “Exchange Agent”) depending on the amount of cash and shares elected by those First Charter shareholders who make an express election.

If the elections made by First Charter shareholders would result in an oversubscription for either stock or cash, then the Exchange Agent will prorate the amount of stock and cash to be issued to First Charter shareholders in the merger as necessary to obtain a 70% stock – 30% cash allocation of the merger consideration.

Each holder of First Charter common stock should use the enclosed Form of Election to make an election. For your information and for forwarding to your clients for whom you hold shares of First Charter common stock registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Questions and Answers about Electing the Form of Merger Consideration You Wish to Receive;

2. Letter from Fifth Third, dated April 30, 2008, providing information about the merger and the election process;

3. Letter from Fifth Third, dated April 30, 2008, to First Charter shareholders regarding the election and exchange of common stock of First Charter;

4. Form of Election, together with Instructions and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup federal income tax withholding;

5. Notice of Guaranteed Delivery to be used if the shares of First Charter common stock and all other required documents cannot be delivered by the Election Deadline (as defined below) or if the procedure for book entry transfer cannot be completed on a timely basis;

6. A form of letter that you may send to your clients for whose accounts you hold shares of First Charter common stock registered in your name or in the name of your nominee, with a form provided for obtaining such clients’ instructions with regard to the election; and

7. Return envelope addressed to the Exchange Agent.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. TO BE EFFECTIVE, THE FORM OF ELECTION MUST BE RECEIVED BY THE EXCHANGE AGENT NO LATER THAN 5:00 P.M., BOSTON, MASSACHUSETTS TIME, ON FRIDAY, MAY 30, 2008 (THE “ELECTION DEADLINE”). IF THE ELECTION DEADLINE IS EXTENDED, THEN ANY NEW ELECTION DEADLINE WILL BE ANNOUNCED IN A PRESS RELEASE AT LEAST TWO BUSINESS DAYS IN ADVANCE OF THE DATE OF THE LAST ANNOUNCED ELECTION DEADLINE.

For a valid election to be made, (1) the share certificates of First Charter common stock or confirmation of receipt of such First Charter common stock under the procedure for book entry transfer, together with a properly completed and duly executed Form of Election, including any required signature guarantees, or an “Agent’s Message” in the case of book entry transfer, and any other documents required in the Form of Election, must be timely received by the Exchange Agent, or (2) the exchanging shareholder must comply with the guaranteed delivery procedures, all in accordance with the Form of Election.

Any inquiries you may have with respect to the election or the Form of Election should be addressed to, and additional copies of the enclosed materials may be obtained from, the information agent at the addresses and telephone numbers set forth on the front page of the Form of Election.

Sincerely,
Kevin T. Kabat
President & CEO

Fifth Third has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus that were mailed to First Charter shareholders are part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/ prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth Third are available free of charge by contacting Fifth Third at (513) 534-4546.

2

FIRST CHARTER CORPORATION
ELECTION AND EXCHANGE OF COMMON STOCK

April 30, 2008

To Our Clients:

On September 14, 2007, First Charter Corporation (“First Charter”) entered into an Amended and Restated Agreement and Plan of Merger with Fifth Third Bancorp (“Fifth Third”) and Fifth Third Financial Corporation (“Fifth Third Financial”) pursuant to which First Charter will merge with and into Fifth Third Financial. The merger has been approved by the shareholders of First Charter and all necessary state and federal regulatory agencies. The merger remains subject to the satisfaction or waiver of all other conditions contained in the merger agreement. The merger is currently anticipated to close on Friday, June 6, 2008.

In connection with the pending merger, First Charter shareholders will have the right to elect to exchange their shares of First Charter common stock for either:

•	$31.00 in cash (which is referred to as the “cash consideration”) for each share of First Charter common stock that they hold;

•	such number of shares of Fifth Third common stock that have a value of $31.00, plus cash in lieu of any fractional share, (which is referred to as the “stock consideration”) for each share of First Charter common stock that they hold;

•	a combination of the cash consideration and the stock consideration (which is referred to as a “mixed election”); or

First Charter shareholders may also elect no preference with respect to the receipt of the cash consideration or the stock consideration (which is referred to as a “non-election”), in which case the merger consideration to be received will be determined by Computershare Trust Company, N.A. (the “Exchange Agent”) depending on the amount of cash and shares elected by those First Charter shareholders who make an express election.

If the elections made by First Charter shareholders would result in an oversubscription for either stock or cash, then the Exchange Agent will prorate the amount of stock and cash to be issued to First Charter shareholders in the merger as necessary to obtain a 70% stock – 30% cash allocation of the merger consideration.

We are the holder of record of shares of First Charter common stock held for your account. As such, only we, pursuant to your instructions, can make an election to exchange your shares of First Charter common stock. We request instructions as to whether you wish us to elect to exchange any or all of the shares of First Charter common stock held by us for your account, upon the terms and subject to the conditions set forth in the merger agreement. For your information, we are enclosing the following documents to assist you in making your election:

1. Questions and Answers about Electing the Form of Merger Consideration You Wish to Receive;

2. Letter from Fifth Third, dated April 30, 2008, providing information about the merger and the election materials; and

3. Letter from Fifth Third, dated April 30, 2008, to First Charter shareholders regarding the election and exchange of common stock of First Charter.

If you wish to have us elect to exchange any or all of your shares of First Charter common stock, please so instruct us by completing, executing, detaching and returning to us the Election Instruction on page 4 hereof.

YOUR PROMPT ACTION IS REQUESTED. YOUR INSTRUCTION FORM SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT THE ELECTION ON YOUR BEHALF BEFORE THE ELECTION DEADLINE, WHICH IS 5:00 P.M., BOSTON, MASSACHUSETTS TIME, ON FRIDAY, MAY 30, 2008. IF THE ELECTION DEADLINE IS EXTENDED, THEN ANY NEW ELECTION DEADLINE WILL BE ANNOUNCED IN A PRESS RELEASE AT LEAST TWO BUSINESS DAYS IN ADVANCE OF THE DATE OF THE LAST ANNOUNCED ELECTION DEADLINE.

Fifth Third has filed with the Securities and Exchange Commission a Registration Statement on Form S-4, as amended, of which the November 29, 2007 proxy statement/prospectus, that were mailed to First Charter shareholders are part. Fifth Third and First Charter may file other relevant documents concerning the merger. You should read the proxy statement/prospectus, and any other relevant documents to be filed with the SEC, because they contain or will contain important information about Fifth Third, First Charter and the merger. Investors may obtain the documents free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by Fifth Third are available free of charge by contacting Fifth Third at (513) 534-4546.

2

INSTRUCTION FORM WITH RESPECT TO THE
ELECTION AND EXCHANGE OF COMMON STOCK OF FIRST
CHARTER CORPORATION

The undersigned acknowledge(s) receipt of your letter dated April 30, 2008 and the related enclosures.

The undersigned provides these instructions in connection with the proposed merger of First Charter Corporation (“First Charter”) with and into Fifth Third Financial Corporation (“Fifth Third Financial”), pursuant to the Amended and Restated Agreement and Plan of Merger dated as of September 14, 2007 by and among Fifth Third Bancorp (“Fifth Third”), Fifth Third Financial and First Charter, and assuming the satisfaction of all conditions contained in the merger agreement. The undersigned hereby instructs you to surrender to the Exchange Agent the certificate(s) representing the common shares, no par value per share, of First Charter (the “First Charter common shares”) held by you for the account of the undersigned, and to elect, in the manner instructed below, to have the First Charter common shares evidenced by such certificate(s) converted into the right to receive, for each First Charter common share:

(a) $31.00 in cash (the “cash consideration,” and, together with the stock consideration, the “merger consideration”), subject to proration as described in the proxy statement/prospectus dated November 29, 2007, which was filed with Securities and Exchange Commission by Fifth Third and mailed to First Charter shareholders on or about December 3, 2007, and in the merger agreement (the “cash election”); or

(b) such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 (the “Fifth Third common stock”), plus cash in lieu of fractional shares (the “stock consideration”) as set forth in the merger agreement (the “stock election”); or

(c) a combination of the cash consideration and the stock consideration (which is referred to as a “mixed election”).

The undersigned may also express no preference with respect to the merger consideration to be paid by Fifth Third after surrendering to the Exchange Agent the First Charter common shares owned of record by the undersigned. Regardless of the form merger consideration elected, submitting this properly completed Election Instruction will result in the receipt of the merger consideration more quickly than if the exchange occurred after the completion of the merger.

Unless otherwise indicated, it will be assumed that all shares of First Charter common stock held by us for your account are to be exchanged. If the undersigned does not mark one of the election instruction boxes below, the undersigned will be deemed to have expressed no preference (a “non-election”), in which case the merger consideration to be received will be determined by the Exchange Agent depending on the amount of cash and shares elected by those First Charter shareholders who make an express election.

The undersigned understands that the election is subject to certain terms, conditions and limitations set forth in the merger agreement and described in the proxy statement/prospectus. A copy of the merger agreement is attached to the proxy statement/prospectus as Annex A. Under the merger agreement, First Charter and Fifth Third have agreed that, regardless of the elections made by First Charter shareholders, the total consideration paid by Fifth Third will be approximately 70% in shares of Fifth Third common stock and approximately 30% in cash, but in no event more than 30% in cash. Therefore, the stock and cash elections that the undersigned has instructed be made below may be subject to proration and allocation procedures to preserve this requirement. The undersigned understands that cash or shares of Fifth Third common stock could be received for greater or fewer First Charter shares than specified in this Instruction Form.

3

The undersigned hereby instruct(s) you to elect to exchange the number of shares of First Charter common stock indicated below or, if no number is indicated, all shares of First Charter held by you for the account of the undersigned, upon the terms and subject to the conditions set forth in the merger agreement.

ELECTION INSTRUCTION

Check one of the boxes below:

☐	Cash Election: Exchange all shares of First Charter common stock for cash ($31.00 per share).

☐	Stock Election: Exchange all shares of First Charter common stock for such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 as determined by the conversion ratio, plus cash in lieu of any fractional shares.

☐	Mixed Election*

Shares of First Charter common stock converted into a cash payment of $31.00 per share

Shares of First Charter common stock converted into such number of shares of Fifth Third common stock, no par value, that have a value of $31.00 as determined by the conversion ratio, plus cash in lieu of any fractional shares.

☐	No Preference**: No preference with respect to the receipt of either Fifth Third common stock or cash.

* Please note that the total number of shares specified above should equal the total number of shares of First Charter common stock we hold for your account.

** If you do nothing, you will be treated as if you expressed no preference. Regardless of the merger consideration elected, submitting this properly completed Election Instruction along with all related certificates of First Charter common stock to the Exchange Agent will result in the receipt of the merger consideration more quickly than if the exchange occurred after the completion of the merger.

SIGN HERE

Signature(s):

Name(s):
(PLEASE PRINT)

Taxpayer Identification or Social Security Number:

Address(es):
(INCLUDING ZIP CODE)

Area Code/Phone Number:

Date:

4